Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE FISCAL COUNCIL
OF MARCH 28, 2013

DATE, TIME AND PLACE: On March 28, 2013 at 1:30 p.m at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 2nd floor, room 212 in the city and state of São Paulo (SP).

PRESIDENT:	Iran Siqueira Lima.

QUORUM:	All the effective members.

RESOLUTION ADOPTED UNANIMOUSLY:

The Councilors have examined the Board of Directors proposal as of this date, with respect to the increase in the capital stock from R$ 45,000,000,000.00 (forty-five billion reais) to R$ 60,000,000,000.00 (sixty billion reais), through the capitalization  of Revenue Reserves – Statutory Reserve and the granting to the stockholders in the form of a bonus, of 1 (one) new share for every 10 (ten) shares of the same type already held. Following discussion, the Councilors agreed with the justification for the proposal and opined favorably that this be submitted for the examination and approval of the stockholders in an Extraordinary General Meeting to be held on April 19, 2013 at 3:40 p.m..

CONCLUSION: With the work of the meeting concluded, these minutes were drafted and having been read and approved by all, were duly signed. São Paulo (SP), March 28, 2013. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Luiz Alberto de Castro Falleiros – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer